Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
Nuance Communications, Inc.
Burlington, Massachusetts
We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated November 25, 2009, except for Note 2a and Note 25 which are dated February 11, 2010 relating to the consolidated financial statements which appears in Form 8-K filed on February 12, 2010. We also consent to the incorporation by reference of our report dated November 25, 2009 relating to the effectiveness of Nuance Communication Inc.’s internal control over financial reporting, which appears in the Company’s Annual Report on Form 10-K for the year ended September 30, 2009.
/s/ BDO Seidman, LLP
Boston, Massachusetts
February 12, 2010